Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

LETTER FOR MAINTENANCE OF EXEMPTION

11 June 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance [redacted]
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 13

07024800

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	04.06.2007, 06.06.07 & 08.06.2007
2	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera, a substantial shareholder.	04.06.2007 & 08.06.2007
3	Acquisition of a new subsidiary – Gem Streams Sdn Bhd	04.06.2007
4	Incorporation of a new subsidiary – Oyster Cove Properties Pty Ltd	08.06.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

dlw 7/2

LMP/jg/nay/grpsec/sdb/let/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 04/06/2007 05:26:05 PM
Reference No SD-070601-442F2

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 600,000 shares
Disposal of 600,000 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 50,000 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 320,000 shares)

Details of changes

	Type of transaction	Date of change	No of securities	Price transacted (RM)
*	Acquired	* 25/05/2007	* 600,000	
	Acquired	25/05/2007	50,000	
	Disposed	28/05/2007	600,000	
	Acquired	28/05/2007	320,000	

*	Circumstances by reason of which change has occurred	: **Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.**
*	Nature of interest	: **Direct**
	Direct (units)	: 371,756,115
	Direct (%)	: 14.75
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 371,756,115
*	Date of notice	: 28/05/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 1st June 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 06/06/2007 05:57:13 PM
Reference No SD-070606-C46BC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 498,500 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 30/05/2007	* 498,500	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the Employees Provident Fund Board.
*	Nature of interest	: Direct

Direct (units)	:	372,254,615
Direct (%)	:	14.77
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	372,254,615
* Date of notice	:	30/05/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 5th June 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 08/06/2007 05:17:51 PM
Reference No SD-070607-69D03

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Acquisition of 2,000,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 415,500 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 31/05/2007	* 2,000,000	
Disposed	31/05/2007	415,500	

* Circumstances by reason of : Acquisition and disposal of shares by the Employees Provident

	which change has occurred		Fund Board and its Portfolio Manager.
*	Nature of interest	:	Direct
	Direct (units)	:	373,839,115
	Direct (%)	:	14.83
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	373,839,115
*	Date of notice	:	31/05/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 7th June 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 04/06/2007 05:25:51 PM
Reference No SD-070601-3D5DE

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 25/05/2007	* 1,000,000	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the Company
*	Nature of interest	: Direct
	Direct (units)	: 817,495,732
	Direct (%)	: 32.45
	Indirect/deemed interest (units)	:

Indirect/deemed interest (%) :

* **Total no of securities after change** : **817,495,732**

* Date of notice : 25/05/2007

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 1st June 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 08/06/2007 05:17:47 PM
Reference No SD-070607-1EE26

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 30/05/2007	* 1,000,000	
Acquired	31/05/2007	500,000	

* Circumstances by reason of which change has occurred : **Acquisition of shares by the Company**

* Nature of interest	:	**Direct**
Direct (units)	:	818,995,732
Direct (%)	:	32.5
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	818,995,732
* Date of notice	:	31/05/2007

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 6th and 7th Jun 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 04/06/2007 05:14:59 PM

Reference No SD-070530-41165

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Gem Streams Sdn. Bhd.
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Energy & Utilities Sdn. Bhd. had, on 1st June 2007 acquired 2 ordinary shares of RM1.00 each in Gem Streams Sdn. Bhd. ("GSSB"), representing the entire issued and paid-up share capital of GSSB, for a total consideration of RM2.00. GSSB was incorporated on 22nd May 2007 and is dormant.

The abovementioned acquisition is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30th June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 4th June 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 08/06/2007 05:17:53 PM
Reference No SD-070608-4163F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

Incorporation of a new subsidiary - Oyster Cove Properties Pty Ltd
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, Oyster Cove Properties Pty Ltd ("Oyster Cove Properties"), was incorporated in Australia on 7 June 2007 for the purpose of holding properties in Oyster Cove. The entire issued and paid-up share capital of Oyster Cove Properties comprising 2 ordinary shares of AU$1.00 each is held by Oyster Cove International Pty Ltd.

Oyster Cove International Pty Ltd is a 70%-owned subsidiary of Sime Darby Brunsfield Australia Pty Ltd, which is in turn a wholly-owned subsidiary of Sime Darby Brunsfield Holding Sdn Bhd, a 60%-owned subsidiary of Sime Darby.

The investment in Oyster Cove Properties is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 8 June 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END